Mail Stop 3561

April 27, 2006

By Facsimile and U.S. Mail

Mr. Robert J. Sprowls
Sr. Vice President-Finance, Chief
  Financial Officer, Treasurer and Secretary
American States Water Company
630 E. Foothill Blvd.
San Dimas, CA 91773

> **Re: American States Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-14431**
> **Golden State Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-12008**

Dear Mr. Sprowls:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think your future documents should comply with these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data, page 46
Consolidated Statements of Income, page 50

1.   Your computation of basic and fully diluted earnings per share can not be clearly
        determined from your consolidated statements of income. Please advise or revise
        your future filing to include an exhibit or disclosure reconciling the numerators
        and denominators for basic and fully diluted per-share computations. See
        paragraph 40 of SFAS No. 128 and Item 601(b)(11) of Regulation S-K. Include
        an explanation of the effects that contingently convertible rights to purchase
        participating preferred shares has on fully diluted per-share computations if it is
        not clear from the reconciliation. See paragraphs 4 and 5 of EITF 04-8. In your
        response please show us what your revised disclosure will look like.

Notes to Consolidated Financial Statements, page 59
Note 1 – Summary of Significant Accounting Policies, page 61
Earnings per share, page 61

2.   In future filings please expand your disclosure to include all of the disclosure
        requirements in FSP 129-1. In your response please show us what your revised
        disclosure will look like.

Note 4 – Capital Stock, page 71

3.   Please tell us if the rights to purchase junior participating preferred shares are
        embedded derivative instruments and accounted for separately from common
        shares, how you recognize the instruments in your balance sheets and income
        statements and your basis for the measurement of their estimated fair values.
        Alternatively, tell us why this accounting treatment is not applicable and include
        the alternative accounting treatment and the supporting pronouncements, as
        applicable. Be specific in your response and include each of the applicable
        criteria in paragraphs 6 through 12 of SFAS No. 133 that either support or refute
        derivative characterization. Also, tell us if the rights-holders have the ability to
        choose to receive cash in exchange for their securities and the circumstances that
        permit this election.

Note 12 – Contingencies, page 87

4.   Please expand your disclosure regarding the water quality-related litigation to
        give an estimate of the loss or range of loss or state that such an estimate cannot
        be made.

Item 9A. Controls and Procedures, page 97

5.   Please note that Item 308(c) of Regulation S-K requests disclosure of *any* changes (not just significant changes) in a company's internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company's internal control over financial reporting. Please confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company's internal control over financial reporting and revise your disclosure in future filings as appropriate.

Exhibits 31.1 and 31.2

6.   In future filings, please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2005.

        As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comment on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief